 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Wann, Robert (Last) (First) (Middle) 615 Merrick Avenue (Street) Westbury, NY 11590 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol New York Community Bancorp, Inc. (NYB)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                X          Other
          CFO and Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 28, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	04/28/2003		S |	750 | D | $34.12		I	By Wann Family Foundation
Common Stock	04/28/2003		S |	400 | D | $34.13		I	By Wann Family Foundation
Common Stock	04/28/2003		S |	100 | D | $34.14	23,750	I	By Wann Family Foundation
Common Stock					297,038	D (1)
Common Stock					45,383	I	By 401(k) (2)
Common Stock					9,865	I	By Custodian For Son
Common Stock					132,263	I	By ESOP
Common Stock					67,885	I	By SERP (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Wann, Robert - April 28, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$22.230					12/21/2002 (4) | 12/21/2011	Common Stock - 150,000		150,000	D
Non-Qualified Stock Option (right to buy)	$27.405					07/24/2002 (5) | 01/24/2012	Common Stock - 303,750		303,750	D
Non-Qualified Stock Option (right to buy)	$24.610					07/24/2003 (6) | 07/24/2012	Common Stock - 150,000		150,000	D
Non-Qualified Stock Option (right to buy)	$28.540					01/21/2004 (7) | 01/21/2013	Common Stock - 210,000		210,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Ilene A. Angarola 04-30-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Wann, Robert - April 28, 2003
Form 4 (continued)
FOOTNOTE Descriptions for New York Community Bancorp, Inc. (NYB)

Form 4 - April 2003

Robert Wann
615 Merrick Avenue

Westbury, NY 11590
Explanation of responses:

(1)   Of the shares held directly, 28,189 are held jointly with Mr. Wann's wife.
(2)   The shares reported as being held in a ''401(a)'' account are now held in a ''401(k)'' account. This form reflects increases in beneficial ownership resulting from exempt acquisitions under a 401(k) Plan pursuant to Rule 16b-3(c).
(3)   Shares held in trust under the New York Community Bank Supplemental Benefits Plan ("SERP").
(4)   Options granted under the New York Community Bancorp, Inc. 1997 Stock Option Plan that vest in three equal annual installments beginning on December 21, 2002.
(5)   Options automatically granted pursuant to the reload feature of the New York Community Bancorp, Inc. 1997 Stock Option Plan that were exercisable beginning on July 24, 2002.
(6)   Options granted pursuant to the New York Community Bancorp, Inc. 1997 Stock Option Plan vest in three equal annual installments commencing on July 24, 2003.
(7)   Options granted pursuant to the New York Community Bancorp, Inc. 1997 Stock Option Plan vest in three equal annual installments commencing on January 21, 2004.

Page 3